Mail Stop 3628

                                                                   March 8,
2021

      Scott Krohn
      President
      Verizon ABS II LLC
      One Verizon Way
      Basking Ridge, New Jersey 07920

                 Re:   Verizon ABS II LLC
                       Verizon Master Trust
                       Registration Statement on Form SF-3
                       Filed February 12, 2021
                       File Nos. 333-253034 and 333-253034-01

      Dear Mr. Krohn:

             We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

      Registration Statement on Form SF-3

      General

          1. We note your statement that each series will be backed by Trust DPPAs designated to a related Group and your statement that the Series will be backed solely by the revolving pool of DPPAs and related rights designated to a group and the Notes will not be backed by, or entitled to receive collections on or proceeds of, any Assets of the Trust other than the assets designated to the group. Please provide us with your analysis as to why this is not a series trust or revise. We note that the master trust exception to the discrete pool requirement in the Regulation AB definition of asset-backed security requires that future issuances be backed by the same, although expanded, pool. The disclosure here, however, contemplates multiple, separate transactions out of one issuing entity. Refer to
 Scott Krohn
Verizon ABS II LLC
March 8, 2021
Page 2

       Item 1101(c)(3)(i) of Regulation AB and SEC Release No. 33-8518 (Dec. 22, 2004) at
       Sections III.A.2.c. and III.A.2.f.

   2. We also note that from time to time after the related acquisition date, the trust, with the consent of the servicer, has the right to re-designate receivables from one group to another on a designation date. There does not appear to be specific criteria for re-
      designation of the receivables. Please tell us how this feature of the transaction complies with the requirement in the definition of an asset-backed security, as defined in Item 1101 of Regulation AB, that the activities of the issuing entity for the asset-backed securities be limited to passively owning or holding the pool of assets.

Risk Factors, page 44

   3. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to
      describe these risks. See the Commission   s Guidance Regarding
Disclosure Related to
      Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Description of the Transaction Documents, page 85

   4. We note your disclosure that a copy of the Indenture will be filed with the SEC upon the filing of the prospectus. Please confirm that you will file all finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the
      Securities Act. Refer to Item 1100(f) of Regulation AB.

Sponsor, Servicer, Custodian, Marketing Agent and Administrator

Parent Support Provider, page 101

   5. We note that Cellco, as originator and as servicer, has an obligation to reacquire a receivable for a breach of any representation and Verizon Communications, as parent support provider, is obligated to guarantee the payment obligations of the originators and the servicer, among others. Please confirm that you will provide information regarding
      Cellco and Verizon Communication's financial conditions if there is a material risk that the ability of either entity to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1110(c) of Regulation AB.
 Scott Krohn
Verizon ABS II LLC
March 8, 2021
Page 3

Servicing the Receivables and the Securitization Transaction

Material Changes to Collections and Other Servicing Procedures, page 113

   6. We note that you intend to update this section. Please confirm that at the time of takedown you will include here or elsewhere in the prospectus a description of how such changes may affect the cash flows from the assets or to the securities.

Delinquency and Write-Off Experience, page 113

   7. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction
      I.B.1(e) of Form SF-3.

Servicer Modifications and Obligations to Acquire the Receivables, page 115

   8. We note your statement here that if the servicer makes certain modifications, the servicer typically will be required to acquire all affected Receivables from the Trust and your bracketed disclosure that the Servicer has implemented certain relief programs in response to COVID-19. Please revise your disclosure to describe the impact of COVID-
      19 relief programs on the servicer   s obligation to acquire receivables.
In this regard, we
      note that the risk factor on page 80 states that absent a breach of representations and warranties, the Originators and Servicers will have no obligation to reacquire or acquire any Receivables where the related Obligor was adversely affected by the COVID-19
      Pandemic (including Receivables extended or modified after the related Cutoff Date).

   9. Please tell us what ongoing disclosures you will provide to investors about assets that are subject to COVID-19 relief programs.

Receivables

Composition of the Receivables, page 121

   10. Please revise to include bracketed disclosure regarding the number of accounts in the pool that are subject to the COVID-19 relief programs, if the disclosure would be material to the offering.
 Scott Krohn
Verizon ABS II LLC
March 8, 2021
Page 4

Asset Representations Review

Delinquency Trigger, page 134

   11. We note that you have bracketed the entirety of your delinquency information disclosure on page 135. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.


[The [Cap][Swap] Agreement], page 166

   12. We note your bracketed disclosure on page 168 that the significance percentage of the cap agreement is expected to be less than 10%. Please also include bracketed language disclosing the expected significance percentage of the swap agreement. Refer to Item
       1115(a)(4) of Regulation AB.

Credit Risk Retention

[Eligible Horizontal Residual Interests], page 171

   13. We note your disclosure on page 174 that the sponsor believes that the inputs and assumptions described include the inputs and assumptions that could have a significant
       impact on the fair value calculation or a prospective noteholder   s
ability to evaluate the
       sponsor   s fair value calculations. Please revise to specify that the sponsor has described
       all inputs and assumptions that could have a material impact on the fair value calculation
       or would be material to a prospective investor   s ability to evaluate
the sponsor   s fair
       value calculation. Refer to Rule 4(c)(1)(F) of Regulation RR.

Schedule I, Schedule II, Annex A, Annex B, Annex C and Annex D

   14. Please revise to include language which indicates that these schedules and annexes are specifically incorporated into the prospectus.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Scott Krohn
Verizon ABS II LLC
March 8, 2021
Page 5

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any other questions.

                                                         Sincerely,

                                                         /s/ Katherine Hsu

                                                         Katherine Hsu
                                                         Office Chief
                                                         Office of Structured
Finance


cc:    Karrie Schweikert, Esq., Verizon

       Reed D. Auerbach, Esq., Morgan, Lewis & Bockius LLP